UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of May, 2002

                          Knightsbridge Tankers Limited
         ---------------------------------------------------------------
                 (Translation of registrant's name into English)

                    Par-la-Ville Place, 14 Par-la-Ville Road,
                             Hamilton HM 08, Bermuda
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F X  Form 40-F
                                   ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes    No X
                                    ---   ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______


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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

               Attached hereto is a copy of the quarterly report of Knightsbridge Tankers Limited (the "Company") for the period ended March 31, 2002.

Item 2. ADDITIONAL INFORMATION

               Royal Dutch Petroleum Company and The Shell Transport and Trading Company, Public Limited Company file annual reports on Form 20-F (File Nos. 1-3788 and 1-4039) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such annual reports contain the financial statements of the Royal Dutch/Shell


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                                 [Logo Omitted]

                         KNIGHTSBRIDGE TANKERS LIMITED



                               FIRST QUARTER 2002
                             REPORT TO SHAREHOLDERS




Knightsbridge Tankers Limited
Registered Office
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, Bermuda

                                                           Bermuda, May 10, 2002

TO THE SHAREHOLDERS OF KNIGHTSBRIDGE TANKERS LIMITED:

Enclosed is our report for the first quarter of 2002. The report contains selected unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2002.

On February 27, 1997, the Company's ship owning subsidiaries purchased five very large crude carriers ("VLCC's") from their previous owners and delivered them to Shell International Petroleum Company Limited ("Shell International"), as charterer, under separate "hell and high water" bareboat charters. Under those charters, the Company's ship owning subsidiaries receive the greater of a Base Rate of hire in the amount of $22,069 per day per VLCC or a spot market related rate. After inclusion of a component for operating expenses of $10,500 per day, the spot market related rate must exceed $32,569 per day for the Company's subsidiaries to receive any Additional Hire over the Base Rate.

Based upon the determination by the London Tanker Brokers Panel the spot market related rate, after inclusion of the component for operating expenses, totaled $16,327 per day for the period January 1 through March 31, 2002. (The corresponding spot market related rate for the period January 1 through March 31, 2001, was determined to be $68,506).

Accordingly, on April 15, 2002, Shell International paid to the Company's vessel owning subsidiaries charter hire at the Base Rate in the aggregate amount of $9,931,050 for the period January 1 through March 31, 2002. (For the period January 1 through March 31, 2001, Shell International paid charter hire at the Base Rate of $9,931,050 plus Additional Hire of $16,171,650).

On April 15, 2002, the Board of Directors of the Company declared a distribution to shareholders of record as of April 25, 2002, payable on or about May 8, 2002, in the amount of $0.45 per share for the period January 1 through March 31, 2002. (For the period January 1 through March 31, 2001, the distribution was $1.39 per share.)

The Company has agreed to provide information to shareholders that are United States income tax payers by February 15, 2003, so that they may make the appropriate tax reporting and elections with the United States tax authorities with respect to the Company's status as a "Passive Foreign Investment Company". Under present United States tax rules, the amount of income reported by a shareholder is based on the Company's income on an annual basis. Therefore, the Company will provide information enabling shareholders to determine the tax consequences of their investment in the Company, including the treatment of distributions received from the Company, for the entire year ending December 31, 2002.

Please visit our website at www.knightsbridgetankers.com. We are pleased to answer any inquiries that shareholders may have. Our investor relations contacts are: Ola Lorentzon in Oslo, Norway (Tel: 47 23 11 40 00, Fax: 47 23 11 40 44) and Kate Blankenship in Hamilton, Bermuda (Tel: 441-295-0182,
Fax: 441-295-3494). The NASDAQ National Market symbol for the Company's Common Shares is "VLCCF".

Very truly yours,

Ola Lorentzon
Chairman and Chief Executive Officer

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda on September 18, 1996. In February 1997, the Company offered and sold to the public 16,100,000 common shares at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $20 per share to ICB International Limited, an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded ship owning and operating company. The Company used the proceeds of these offerings, together with advances under a $145.6 million credit facility from an international syndicate of lenders, primarily to fund the purchase by the Company's subsidiaries of five recently constructed very large crude carrier oil tankers ("VLCC's"). Upon their purchase from their previous owners, the VLCC's were delivered on February 27, 1997, to Shell International Petroleum Company Limited ("Shell International"), a company of the Royal Dutch/Shell Group of Companies, under separate "hell and high water" bareboat charters. The term of these charters is a minimum of seven years, with an option for Shell International to extend the period for each VLCC for an additional seven-year term, to a maximum of 14 years per VLCC. Under the charters, Shell pays the greater of a Base Rate of hire of $22,069 per day or a spot market related rate, determined quarterly by the London Tankers Brokers Panel. After taking into account a component for operating costs of $10,500 per day, Shell International pays the higher rate if the award exceeds $32,569 per day.

RESULTS OF OPERATIONS - THREE MONTHS ENDED MARCH 31, 2002

Revenues
The Company's revenues consisted of charter hire of $9.9 million for the quarter ending March 31, 2002 compared with $26.1 million for the first quarter of 2001. This decrease is principally due to the fact that no additional hire was paid in the first quarter of 2002 while additional hire of $16.2 million was paid in the first quarter of 2001.

Operating Expenses
The Company's operating expenses consist of (i) fees due to the Company's manager, ICB Shipping (Bermuda) Ltd (the "Manager"), (ii) depreciation of the vessels and (iii) administration expenses consisting of payments of insurance premiums for directors and officers liability insurance. There can be no assurance, however, that the Company will not have other expenses or contingent liabilities for which reserves will be required.

Interest Income and Expense
Interest income of $7,999 was earned during the three months ended March 31, 2002 compared with $103,138 in the comparable period of 2001, a decrease due to the decreased cash balances arising from the decreased charter hire received in the first half of 2002.

The Company's borrowings under its primary credit facility have been effectively converted to a fixed rate pursuant to a swap arrangement to which the Company is a party. Interest on the primary credit facility has effectively been fixed at
7.14 %, which resulted in interest expenses of $2,189,915 for the three months ended March 31, 2002.

On January 1, 2001 the Company adopted SFAS No. 133, "Accounting for Derivatives and Hedging Activities". SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of each derivative is recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Upon the adoption of SFAS No. 133 the Company recorded the fair value of its interest rate swap which is designated as a hedge against interest paid on the Company's debt. The amount recorded as a liability was $3,496,905 and an equal charge was made to other comprehensive income, which is a component of shareholders' equity. At March 31, 2002 the interest rate swap had a negative value of $8,035,673. A separate statement for consolidated comprehensive income is included in the enclosed financial statements.

Liquidity and Capital Resources
Total shareholders' equity of the Company at March 31, 2002 was $225.8 million compared to $229.1 million at December 31, 2001. The decrease was due to net income of $3.1 million for the period January 1 through March 31, 2001 less distribution to shareholders for the first three months of 2002 in the aggregate amount of $7.9 million and the recording of the fair value of the swap in other comprehensive income/loss.

The Company's long-term debt as of March 31, 2002 and 2001, consists of $125.4 million borrowed under its credit facility. The balance of the credit facility matures seven years and six months from February 27, 1997. Interest on this balance is payable quarterly in arrears.

Currency Exchange Rates
The international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and expenses are expected to be denominated in United States Dollar. Accordingly, the company's operating results, following expiration or termination of the charters with Shell International, are not expected to be significantly affected by movements in currency exchange rates.

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                          KNIGHTSBRIDGE TANKERS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                                (in U.S. Dollars)


ASSETS
CURRENT ASSETS                                 MARCH 31, 2002  DECEMBER 31, 2001
--------------                                 --------------  -----------------
                                                  (Unaudited)

Cash                                                  387,465           278,268
Charter hire receivable                             9,931,050        10,515,600
Prepaid expenses                                       95,493            15,342
                                                  -----------       -----------
Total current assets                               10,414,008        10,809,210

Vessels under capital lease, net                  350,195,697       354,593,912
Capitalized financing fees and expenses, net          707,996           800,882
                                                  -----------       -----------
TOTAL ASSETS                                      361,317,701       366,204,004
                                                  ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accrued expenses and other current liabilities      2,111,451         2,176,885
                                                  -----------       -----------
Total current liabilities                           2,111,451         2,176,885

Credit facility                                   125,397,399       125,397,399
Interest rate swap agreement at fair value          8,035,673         9,552,504

SHAREHOLDERS' EQUITY

Common shares, par value $0.01 per share:
Authorized and outstanding 17,100,000                 171,000           171,000
Contributed capital surplus account               233,637,851       238,458,720
Retained earnings                                           -                 -
Accumulated other comprehensive income             (8,035,673)       (9,552,504)
                                                  -----------       -----------
Total shareholders' equity                        225,773,178       229,077,216
                                                  -----------       -----------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                              361,317,701       366,204,004
                                                  ===========       ===========

                          KNIGHTSBRIDGE TANKERS LIMITED
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                                (in U.S. Dollars)

                                                   Jan 1, 2002       Jan 1, 2001
                                               to Mar 31, 2002   to Mar 31, 2001
                                              ----------------   ---------------

Charter hire revenue                              9,931,050          26,102,700

Operating expenses:
Depreciation of vessels under capital leases      4,398,215           4,398,215
Management fee                                      187,500             187,500
Administration expenses                              13,209              12,711
                                                 ----------          ----------
                                                  4,598,924           4,598,426

Net operating income                              5,332,126          21,504,274

Interest income                                       7,998             103,138
Interest expense                                 (2,189,915)         (2,232,453)
Other financial costs                              (105,078)           (105,330)
                                                 ----------          ----------
                                                 (2,286,995)         (2,234,645)

Net income                                        3,045,131          19,269,629
                                                 ==========          ==========


                          KNIGHTSBRIDGE TANKERS LIMITED
                  CONSOLIDATED COMPREHENSIVE INCOME (UNAUDITED)
                                (in U.S. Dollars)

                                                             Jan 1, 2002
                                                           -Mar 31, 2002
                                                           -------------

Net income                                                    3,045,131

Other comprehensive loss
Loss on derivative cash flow hedging instrument              (8,035,673)
                                                             -----------
Comprehensive income                                         (4,990,542)
                                                             ===========

                          KNIGHTSBRIDGE TANKERS LIMITED
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                (in U.S. Dollars)


                                                     Jan 1, 2002     Jan 1, 2001
                                                 to Mar 31, 2002 to Mar 31, 2001
                                                 ---------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                             3,045,131    19,269,629

Items to reconcile net income to net cash provided by operating activities:

Depreciation                                           4,398,215     4,398,215
Amortization of capitalized fees and expenses             92,886        92,886

Changes in operating assets and liabilities:

Charter hire receivable and prepaid expenses             504,399     4,984,244
Accrued expenses and other current liabilities           (65,434)       (8,439)
                                                       ----------   ----------

Net cash provided by operating activities              7,975,197    28,736,535


CASH FLOWS FROM FINANCING ACTIVITIES

Repayments of loan                                             -             -
Distribution to shareholders                          (7,866,000)  (28,728,000)
                                                       ---------    ----------
Net cash used in financing activities                 (7,866,000)  (28,728,000)

Net increase (decrease) in cash and cash equivalents     109,197         8,535
Cash and cash equivalents at beginning of period         278,268       247,370
                                                       ---------    ----------
Cash and cash equivalents at end of period               387,465       255,905
                                                       =========    ==========

                          KNIGHTSBRIDGE TANKERS LIMITED
           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)
                                (in U.S. Dollars)

                           Contributed                 Accumulated
                               Capital                       Other
                     Share     Surplus    Retained   Comprehensive
                   Capital     Account    earnings          Income        Total

Balance at
December 31, 2000  171,000 273,809,543     3,237,745             -  277,218,288

Net income               -           -    33,915,432             -   33,915,432

Other comprehensive      -           -             -    (9,552,504)  (9,552,504)
Loss

Distribution
to shareholders          - (35,350,823)  (37,153,177)            -  (72,504,000)
--------------------------------------------------------------------------------
Balance at
December 31, 2001  171,000 238,458,720             -    (9,552,504) 229,077,216

Net income               -           -     3,045,131             -    3,045,131

Other comprehensive
Income                                                   1,516,831    1,516,831

Distribution
to shareholders          -  (4,820,869)   (3,045,131)            -   (7,866,000)
--------------------------------------------------------------------------------
Balance at
Mar 31, 2002       171,000 233,637,851             -    (8,035,673) 225,773,178
================================================================================

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                 Knightsbridge Tankers Limited
                                                 -------------------------------
                                                 (Registrant)


Date  May 22, 2002                               By  /s/ Kate Blankenship
    ----------------                             -------------------------------
                                                         Kate Blankenship
                                                         Secretary







01655.0002 #325808